[LOGO OMITTED]

                                   PLIANT(TM)
                                  CORPORATION

                           Films, Packaging, Results


March 27, 2007

Mr. John Cash
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC  20549

         Re:      Pliant Corporation
                  Form 10-K for the fiscal year ended December 31, 2006 Form 10-Q for the period ended March 31, 2006
                  File No. 333-40067

Dear Mr. Cash:

Pursuant to our agreement with Anne McConnell, Senior Staff Accountant, Pliant Corporation will revise its operating segment reporting for 10-K and 10-Q reporting purposes, beginning with our annual report on form 10-K for the year ended December 31, 2006, to align directly with our current internal management reporting and disclose the following operating segments pursuant to SFAS 131:
Specialty Films, Printed Products, Engineered Films, Industrial Films and Corporate/Other.

In Pliant Corporation's annual report on form 10-K for the year ended December 31, 2005, our Specialty Films and Printed Products operating segments were aggregated together in our Specialty Products Group operating segment. In addition, our Performance Films operating segment, which will be aggregated into our Engineered Films operating segment beginning with our 10-K filing for the year ended December 31, 2006, was separately disclosed.

Finally, in Pliant Corporation's quarterly reports on Form 10-Q for the periods ended March 31, 2006, June 30, 2006 and September 30, 2006, our previously reported Performance operating segment was aggregated into our Specialty Products Group operating segment.

The Company acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosures in the Company's filings;

     o Staff's comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any of our responses, please contact me at 847-407-5117.

Sincerely,



Joseph J. Kwederis
Senior Vice President and
  Chief Financial Officer


                         1475 Woodfield Road, Suite 700
                           Schaumburg, Illinois 60173
                                TEL 847.969.3300

                               www.pliantcorp.com